Novamerican Steel Inc. and Subsidiaries (Predecessor)

Consolidated Statement of Operations and Comprehensive Income

(in thousands of U.S. dollars except per share data)

(unaudited)

Three Months Ended, February 24, 2007
$
Net sales	187,190
Cost of sales	152,303
Gross margin	34,887

Operating expenses
Plant	10,516
Delivery	5,846
Selling	3,553
Administrative and general	7,476
27,391
Operating income	7,496

Interest expense	271
Other income	(334)
Share in income of a joint venture	(2)
(65)
Income before income taxes	7,561
Income taxes (Note 3)	2,383
Net income	5,178

Net income per share – basic and diluted	0.50

Weighted average number of shares outstanding – basic and diluted	10,450,000

Comprehensive income
Net income	5,178
Changes in cumulative translation adjustment	(2,082)
3,096

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries (Predecessor)

Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

(unaudited)

Three Months Ended February 24, 2007
$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	5,178
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	2,530
Amortization	89
Share in income of a joint venture	(2)
Deferred income taxes	(38)
Gain on disposal of property, plant and equipment	(1)
Changes in working capital items
Accounts receivable	(3,377)
Income taxes receivable	21
Inventories	(227)
Prepaid expenses and other assets	(752)
Accounts payable and accrued liabilities	15,235
Income taxes payable	(3,220)
Net cash provided by operating activities	15,436

CASH FLOWS FROM INVESTING ACTIVITIES
Repayment of loan to a corporation	36,837
Additions to property, plant and equipment	(1,953)
Proceeds from disposal of property, plant and equipment	7
Other assets	(16)
Net cash provided by investing activities	34,875

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in bank indebtedness	972
Repayment of long-term debt	(38,312)
Net cash used in financing activities	(37,340)

Effect of exchange rate changes on cash and cash equivalents	(295)
Net increase in cash and cash equivalents	12,676
Cash and cash equivalents, beginning of period	31,016
Cash and cash equivalents, end of period	43,692

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	341
Income taxes paid	5,240

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements

(in U.S. dollars; tabular amounts in thousands of U.S. dollars, except per share data)

(unaudited)

1 - INTERIM FINANCIAL PRESENTATION

The accompanying interim financial statements of Novamerican Steel Inc. and its subsidiaries (“Acquired Company” or the “Predecessor”) should be read in conjunction with the consolidated financial statements for the fiscal year ended November 25, 2006 and notes thereto contained in Acquired Company’s annual report. The financial statements presented herein are unaudited but, in the opinion of management, include all necessary adjustments (which comprise only normal recurring items) required for a fair statement of results of operations and cash flows for the periods presented. However, interim results of operations may not be indicative of results for the full fiscal year. The accompanying interim consolidated financial statements of Acquired Company have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial statements.

Fiscal period

The Acquired Company operates on the basis of a fiscal year that ends on the last Saturday of November. Quarterly financial periods end on the last Saturday of February, May and August.

2 - SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements.

A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Acquired Company and all its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Translation of foreign currencies

The non-consolidated financial statements of Acquired Company and its subsidiaries are prepared based on their respective functional currencies, which are the U.S. dollar for U.S. operations and the Canadian dollar for Canadian operations. As a result, in Acquired Company’s consolidated financial statements, the financial statements of the Canadian operations are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the quarter. Gains and losses arising from translation are included in accumulated other comprehensive income.

Transactions concluded in foreign currencies by Acquired Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at quarter end and revenues and expenses are translated at the average exchange rate for the month in which they occur. Exchange gains and losses arising from transactions denominated in foreign currencies are included in the consolidated statements of operations and comprehensive income. Losses amounted to $44,200 in the three months ended February 24, 2007.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based on currently available information. Management believes the most sensitive estimates include the allowance for doubtful accounts, the recoverability of goodwill and the provision for income taxes. Actual results could differ from these estimates.

Novamerican Steel Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements

(in U.S. dollars; tabular amounts in thousands of U.S. dollars, except per share data)

(unaudited)

Current and Pending Accounting Changes

Current

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for Acquired Company at the beginning of the 2007 fiscal year, including interim periods. The adoption of SFAS No. 154 had no impact on the preparation of the consolidated financial statements.

Pending

The FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, in June 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for Acquired Company at the beginning of the 2008 fiscal year, including interim periods. The impact resulting from the adoption of FIN 48 on the consolidated financial statements has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS 157 is effective for Acquired Company at the beginning of the 2008 fiscal year, including interim periods. The impact resulting from the adoption of SFAS 157 on the consolidated financial statements has not yet been determined.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for Acquired Company at the beginning of the 2008 fiscal year including interim periods. The impact resulting from the adoption of SFAS 159 on the consolidated financial statements has not yet been determined.

3 - INCOME TAXES

For the three months ended February 24, 2007, Acquired Company recognized pretax income of $7,561,000 and tax expense of $2,383,000.

Income taxes for the three months ended February 24, 2007 reflect an estimated annual effective income tax rate of approximately 31.5%. The effective income tax rate for the twelve months ended November 25, 2006 was 35.8%. The effective income tax rate decreased in the first quarter 2007 due primarily to the recognition of a prior period tax benefit and a reduction to a Canadian provincial tax rate.

Novamerican Steel Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements

(in U.S. dollars; tabular amounts in thousands of U.S. dollars, except per share data)

(unaudited)

4 - RELATED PARTY TRANSACTIONS

The following transactions with related parties were concluded in the normal course of business and were measured at their respective exchange values, which are the amounts established and agreed to by the related parties:

Three months ended February 24, 2007
$
Processing revenue from a joint venture	29
Processing charges paid to a joint venture	496
Rental charges paid to companies controlled by a director	278
Rental charges paid to companies jointly controlled by a director	82
Freight charges paid to a company controlled by a director	2,302

5 - INVESTMENT IN A JOINT VENTURE

Acquired Company holds a 60% equity interest and a 50% voting interest in a joint venture with Mittal Canada, Inc., that processes carbon steel into tubing. The joint venture, Delta Tube and Company, Limited Partnership (“Delta Tube”), is located in LaSalle, Quebec, Canada.

Condensed financial information of the joint venture is summarized below:

Three months ended February 24, 2007
$
Operations
Net sales	908
Operating income	7